Exhibit 99.1

RYB Education, Inc. Reports Second Quarter 2020 Financial Results

BEIJING, August 27, 2020 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the second quarter of 2020.

Impact from COVID-19

With the unprecedented challenges created by the Covid-19 pandemic since late January 2020, the Company encountered disruptions of business starting from the first quarter. Following the control measures and regulations introduced by the government, the Company began in late January to temporarily suspend the operations of its facilities in China. The closure of facilities has continued through nearly the entire second quarter of this year. This had a significantly adverse impact on the result of operation in the first half of 2020 as the majority of the Company’s net revenues are derived from tuition fees collected at such facilities.

In response to the challenges presented by Covid-19, the Company has taken various actions to mitigate impacts, including measures to ensure the health and safety of the students and families, to optimize personnel and control discretionary spending, especially for the business initiatives facing more serious impact in the near term. Moreover, the Company acted swiftly and effectively to introduce online education content and maintain ongoing parent-teacher communication. The Company is encouraged to see that these efforts and education offerings have been well-received by students and their families.

By the end of the second quarter, 75% of the Company’s directly operated kindergartens in PRC and Singapore, and over 70% of franchise play-and-learn centers, had resumed operation. Student recruitment at directly operated kindergartens and promotional activities for franchise play-and-learn centers have now resumed through both online and offline channels.

Second Quarter 2020 Operational and Financial Summary

•                      Number of students enrolled at directly operated facilities was 31,0231 as of June 30, 2020, compared with 30,478 as of June 30, 2019.

•                      Net revenues were $12.8 million, compared with $53.6 million for the second quarter of 2019.

•                      Gross loss was $9.5 million, compared with gross profit of $11.9 million for the second quarter of 2019.

•                      Net loss attributable to ordinary shareholders of RYB for the second quarter of 2020 was $12.8 million, compared with $2.9 million of net income attributable to ordinary shareholders of RYB for the second quarter of 2019. Adjusted net loss attributable to ordinary shareholders2 of RYB for the second quarter of 2020 was $12.0 million, compared with $3.9 million of adjusted net income attributable to ordinary shareholders of RYB for the second quarter of 2019.

•                      Cash used in operating activities was $5.0 million in the second quarter of 2020, compared with $2.9 million of cash used in operating activities for the second quarter of 2019.

1  The number of students enrolled refers to the number of students enrolled before the temporary closure of the Company’s facilities in China due to COVID-19 who remained enrolled as at June 30, 2020, and the number of students enrolled in our facilities in Singapore as at June 30, 2020.

2  Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

First Six Months of 2020 Financial Results

•                      Net revenues were $30.1 million, compared with $87.8 million for the first six months of 2019.

•                      Gross loss was $21.1 million, compared with gross profit of $13.8 million for the first six months of 2019.

•                      Net loss attributable to ordinary shareholders of RYB was $39.5 million, compared with $0.6 million of net income attributable to ordinary shareholders of RYB for the same period of 2019. Adjusted net loss attributable to ordinary shareholders of RYB was $37.9 million, compared with $2.7 million of adjusted net income attributable to ordinary shareholders of RYB for the same period of 2019.

•                      Cash used in operating activities was $19.0 million, compared with $10.3 million of cash generated from operating activities for the same period of 2019.

“During the second quarter, in the face of prolonged facility closures due to impacts of the Covid-19 pandemic, we continued to enhance our online service capabilities to ensure that students would have undisrupted remote access to high-quality at-home learning resources and to a good collection of early childhood education content,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB, “Following the initial launch in the first quarter of our paid course platform for kindergarteners, during the second quarter the team further added content offerings available on the platform. We simultaneously carried out a pilot promotion of this platform for enrolled students at some directly operated kindergartens, and their parents provided positive feedback. With the help of this platform and most of our facilities across regions back to normal operation over time, we will push forward the online-merge-offline practice for learning at the kindergarten level. While still in its very early stage, I believe this platform will help us better upgrade our service quality as part of our digitalization efforts in kindergarten services. With a complete and polished content platform fully established in the future, we look forward to exploring its potential to be adopted across market.

“At the same time, we also completed planning for service management model for third-party kindergarten and play-and-learn center operations. We plan to leverage our integrated online-merge-offline model and expand existing services by this service management model. Through this service management model, we can deliver high-quality content, standardized management systems, and targeted service training to a broad range of facility operators in a systematic manner with modularized offerings. We believe this can also help reinvigorate the industry. In addition, we kicked off our early-years childcare business, an initiative for which we have been doing market research, developing educational content, assembling a team with expertise, and setting up an operating pilot facility for nearly three years. With a supportive policy environment for early-years childcare services, along with our core strengths and network presence, we are confident to see further growth in this service unit, and it becoming an integral part of a refined and expanded service offerings for 0-6-year-olds,” concluded Ms. Shi.

Mr. Hao Gu, Chief Financial Officer of RYB, added, “In the second quarter, the Company’s revenues came under pressure as prolonged facility closures were observed due to Covid-19 impacts across regions. However, we actively executed strict measures to reduce expenses and expenditures and control cash outflows. As compared to the first quarter, the gross and operating losses also significantly narrowed. Our directly operated facilities have started to resume operation in the second quarter, and with the upcoming semester starting in September, we expect to see significant improvement in the Company’s operating cash flow. We are pleased that at the end of the second quarter, with the exception of facilities in a few places including Beijing and Wuhan, most of our directly operated kindergartens had re-opened. Thanks to the comprehensive planning beforehand and meticulous advance preparation, we are happy to report a satisfactory attendance rate, or rate of return to our facilities of approximately 80% pre-Covid-19 enrollment levels. Additionally, for the facilities in Beijing, related government authorities have recently announced a clear schedule for re-opening in September. Our faculty and staff members have made preparations and are ready to welcome students back to kindergartens once those facilities reopen.”

“In the process of upgrading our services and our business transformation, we will make use of the advantages of our existing facility network and enrollment and leverage other resources to achieve better performance and long-term growth efficiently,” concluded Mr. Gu.

Second Quarter 2020 Financial Results

Net Revenues

Net revenues for the second quarter of 2020 were $12.8 million, compared with $53.6 million for the same quarter of 2019.

Service revenues for the second quarter of 2020 were $11.6 million, compared with $48.2 million for the same quarter of 2019. The decrease was caused by decreased tuition fees as the temporary closure of the facilities in China. While over 60% of the directly operated facilities in China have gradually resumed operation starting from the late May, they remained closed for the most of this quarter due to the Covid-19 pandemic. Franchise services revenues also decreased due to the slow-down of play-and-learn franchise expansion and lower revenue generated from franchisees as the vast majority of the franchised facilities have just resumed operation since the end of May.

Products revenues for the second quarter of 2020 were $1.2 million, compared with $5.4 million for the same quarter of 2019. The decrease was due to a significant decrease in the amount of merchandise sold through the Company’s franchise network as the franchisees’ facilities are still in the warm-up period as they have just resumed operation during the late of this quarter.

Cost of Revenues

Cost of revenues for the second quarter of 2020 was $22.3 million, a 46.4% decrease from $41.6 million for the same quarter of 2020. Cost of revenues for services for the second quarter of 2020 was $21.8 million, compared with $38.8 million for the same quarter of 2019. The decrease was mainly driven by a decrease in the direct cost as those facilities remained temporarily closed during the most of the quarter and various cost management steps have been taken by the Company in response to Covid-19, such as reducing labor cost and discretionary spending, especially for business initiatives facing more serious negative impact in the near term. Cost of products revenues for the second quarter of 2020 was $0.6 million, compared with $2.8 million for the same quarter of 2019. The decrease was generally in line with the decrease in products revenues.

Gross Profit/loss

As a result of the foregoing, gross loss for the second quarter of 2020 was $9.5 million, compared with gross profit of $11.9 million for the same quarter of 2019.

Operating Expenses

Total operating expenses for the second quarter of 2020 were $5.4 million, compared with $6.6 million for the same quarter of 2019. Excluding share-based compensation expenses, operating expenses were $4.6 million, a decrease of 18.6% from $5.7 million for the second quarter of 2019.

Selling expenses for the second quarter of 2020 were $0.1 million, compared with $0.7 million for the same quarter of 2019.

G&A expenses for the second quarter of 2020 were $5.3 million, a 10.2% decrease from $5.9 million for the same quarter of 2019. Excluding share-based compensation expenses, G&A expenses were $4.5 million for the second quarter of 2020, a 9.0% decrease from $4.9 million for the same quarter of 2019. The decrease in G&A expenses excluding share-based compensation expenses was primarily driven by the decrease in G&A expenses in China as a result of more efforts made by the Company on cost control and reducing discretionary spending to cope with the Covid-19 outbreak. The share-based compensation expenses included in G&A expenses were $0.8 million for the quarter.

Operating Income/loss

Operating loss for the second quarter of 2020 was $14.9 million, compared with $5.3 million of operating income for the same quarter last year. Adjusted operating loss3 was $14.1 million for the second quarter of 2020, compared with $6.3 million of adjusted operating income for the same quarter of 2019.

3  Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Net Income/loss

Net loss attributable to ordinary shareholders of RYB for the second quarter of 2020 was $12.8 million, compared with $2.9 million of net income attributable to ordinary shareholders of RYB for the second quarter of 2019. Adjusted net loss attributable to ordinary shareholders of RYB, which excludes the impact of $0.8 million of share-based compensation expense was $12.0 million, compared with $3.9 million of adjusted net income attributable to ordinary shareholders of RYB for the second quarter of 2019.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the second quarter of 2020 were $0.46 and $0.46, respectively, compared with basic and diluted net income per ADS of $0.11 and $0.10, respectively for the second quarter of 2019. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders4 of RYB for the second quarter of 2020 were $0.43 and $0.43, respectively, compared with adjusted basic and diluted net income per ADS of $0.14 and $0.13, respectively for the second quarter of 2019.

EBITDA5 for the second quarter of 2020 was a loss of $10.2 million, compared with an income of $8.2 million for the second quarter of 2019. Adjusted EBITDA6 for the second quarter of 2020 was a loss of $9.4 million, compared with an income of $9.2 million for the second quarter of 2019.

2020年第二季度息税折旧摊销前亏损为1020万美元，去年同期为820万美元利润。本季度调整后息税折旧摊销前亏损为940万美元，去年同期为920万美元利润。

Operating Cash Flow

Cash used in operating activities was $5.0 million during the second quarter of 2020, compared with $2.9 million cash used in operating activities during the second quarter of 2019.

4  Adjusted basic and diluted net income (loss) per ADS attributable to ordinary shareholders is a non- GAAP financial measure, which is defined as basic and diluted net income (loss) per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

5  EBITDA is defined as net income (loss) excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

6  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Balance Sheet

As of June 30, 2020, the Company had total cash and cash equivalents of $48.3 million, a decrease from $68.7 million as of December 31, 2019. The decrease in cash and cash equivalents balances was mainly due to the operating cash outflow of $19.0 million during the first half of 2020 as a result of the disruption of the pandemic.

First Six Months of 2020 Financial Results

Net Revenues

Net revenues for the first six months of 2020 were $30.1 million, compared with $87.8 million for the same period of 2019.

Services revenues for the first six months of 2020 were $28.4 million, compared with $80.0 million for the same period last year. The decrease was primarily due to decreased tuition fees as the Company began the temporary closures of all facilities in China beginning in late January as a result of the Covid-19 outbreak, which remained suspended of operation for the most of the first half of 2020. Franchise services revenues also decreased owing to the slow-down of play-and-learn franchise expansion and lower revenue generated from franchisees due to the impact of the Covid-19 as a vast majority of franchised facilities have started to resume operation since the end of May 2020.

Products revenues for the first six months of 2020 were $1.7 million, compared with $7.8 million for the same period in 2019. The decrease was due to a significant decrease in the amount of merchandise sold through the Company’s franchise network as the franchisees’ facilities were temporarily closed during most of the first half of 2020.

Cost of Revenues

Cost of revenues for the first six months of 2020 was $51.2 million, compared with $74.0 million for the first six months of 2019. Cost of revenues for services for the first six months of 2020 was $50.4 million, compared with $70.0 million for the same period of 2019. The decrease was mainly driven by a decrease in the direct cost of those facilities which were temporarily closed during the first half of 2020, stringent cost control measures and certain operational strategy adjusted by the Company, such as reducing resource allocation to the initiatives facing more challenges in the near term. Cost of products revenues for the first six months of 2020 was $0.8 million, compared with $4.0 million for the same period last year. The decrease was in line with the decrease in products revenues.

Gross Profit/loss

Gross loss for the first six months of 2020 was $21.1 million, compared with gross profit of $13.8 million for the same period last year.

Operating Expenses

Total operating expenses for the first six months of 2020 were $19.9 million, compared with $12.5 million for the same period last year. Excluding share-based compensation expenses, operating expenses were $18.3 million for the first six months of 2020.

Selling expenses were $0.4 million for the first six months of 2020, compared with $1.3 million for the same period last year.

G&A expenses for the first six months of 2020 were $11.1 million, compared with $11.2 million for the same period last year. Excluding share-based compensation expenses, G&A expenses were $9.5 million for the first six months of 2020, compared with $9.0 million for the same period of 2019. The increase in G&A expenses excluding share-based compensation expenses was primarily due to the G&A expenses incurred in directly operated facilities in Singapore that were acquired during the second quarter of 2019. The increase was partially offset by the decrease in G&A expenses as a result of stringent cost control measures carried out in China.

Impairment loss on goodwill was $8.5 million for the first half of 2020, compared to nil for the same period last year. Due to the impact of COVID-19 on operations and financial results, the Company concluded that an impairment indicator existed at the end of the first quarter and the fair value of its certain reporting units, primarily those with new initiatives, were less than their carrying value. As a result of these impairment assessments, the Company determined that there was an impairment loss on goodwill of $8.5 million.

Operating Income/loss

Operating loss for the first six months of 2020 was $41.0 million, compared with operating income of $1.3 million for the same period last year. Adjusted operating loss for the first six months of 2020 was $39.4 million, compared with adjusted operating income of $3.5 million for the same period last year.

Net Income/loss

Net loss attributable to ordinary shareholders of RYB for the first six months of 2020 was $39.5 million, compared with $0.6 million of net income attributable to ordinary shareholders of RYB for the same period of 2019. Adjusted net loss attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expense and changes in redeemable non-controlling interests, for the first six months of 2020 was $37.9 million, compared with $2.7 million of adjusted net income attributable to ordinary shareholders of RYB for the same period of 2019.

Basic and diluted net loss per ADS attributable to ordinary shareholders of RYB for the first six months of 2020 were $1.43 and $1.43, respectively, compared with basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.02 and $0.02, respectively for the same period of 2019. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders of RYB for the first six months of 2020 were $1.37 and $1.37, respectively, compared with adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.10 and $0.09, respectively for the same period of 2019.

EBITDA for the first six months of 2020 was a loss of $34.9 million, compared with an income of $7.5 million for the same period of 2019. Adjusted EBITDA for the first six months of 2020 was a loss of $33.3 million, compared with an income of $9.8 million for the same period of 2019.

Business Outlook

The majority of our facilities have been reopened as of the date of this press release, and we expect the remaining of our existing kindergartens will be able to resume operations by the end of the third quarter. Based on the information available as of the date of this press release, for the third quarter of 2020, the Company’s management currently expects net revenues to be in the range of $27.0 and $28.0 million.

The above outlook is based on the current market conditions and reflects the Company management’s current review, which is subject to change given the dynamic impact of COVID-19.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Friday, August 28, 2020 (8:00 p.m. Beijing Time on August 28, 2020). Listeners may access the call by dialing:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945

Participants should dial-in at least 10-15 minutes before the scheduled start time and ask to be connected to the RYB Education, Inc. conference call.

A telephone replay will be available approximately one hour after the call until September 4, 2020 by dialing:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10147536

Additionally, a live and archived webcast of the conference call will be available at http://ir.rybbaby.com.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
Investor Relations
Tel: 86-10-8767-5752
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Ross Warner
Tel: +86 (10) 6508-0677
E-mail: ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente

Tel: +1-212-481-2050
E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30, 2020	December 31, 2019
Current assets:
Cash and cash equivalents	48,318	68,728
Term deposits	—	1,005
Accounts receivable, net	2,142	2,804
Inventories	6,963	7,256
Prepaid expenses and other current assets	10,943	10,279
Amounts due from related parties	—	349
Loan receivables	566	1,149
Total current assets	68,932	91,570

Non-current assets:
Restricted cash	784	710
Property, plant and equipment, net	47,614	50,142
Intangible assets	15,356	17,700
Goodwill	44,028	52,687
Long-term investment	2,612	5,237
Deferred tax assets	12,884	18,161
Operating lease right-of-use assets	81,947	83,403
Other non-current assets	13,465	16,484
Total assets	287,622	336,094

Liabilities
Current liabilities:
Prepayments from customers, current portion(including prepayments from customers of the consolidated VIEs without recourse to the Group of $6,658 and $5,904 as of June 30, 2020 and December 31, 2019, respectively)	6,658	5,904
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $51,137 and $47,825 as of June 30, 2020 and December 31, 2019, respectively)	59,338	56,472
Income taxes payable(including income taxes payable of the consolidated VIEs without recourse to the Group of $13,367 and $14,364 as of June 30, 2020 and December 31, 2019, respectively)	14,272	14,929
Operating lease liabilities, current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $14,209 and $13,068 as of June 30, 2020 and December 31, 2019, respectively)	17,350	16,399
Deferred revenue, current portion(including deferred revenue of the consolidated VIEs without recourse to the Group of $27,413 and $30,266 as of June 30, 2020 and December 31, 2019, respectively)	28,978	31,993
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of nil and $124 as of June 30, 2020 and December 31, 2019, respectively)	—	124
Long-term debt, current portion (including long-term debt of the consolidated VIEs without recourse to the Group of nil and nil as of June 30, 2020 and December 31, 2019, respectively)	45	87
Total current liabilities	126,641	125,908

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands of U.S. dollars)

	As of
	June 30, 2020	December 31, 2019
Non-current liabilities:
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $1,252 and $2,508 as of June 30, 2020 and December 31, 2019, respectively)	1,252	2,508
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $3,841 and $4,206 as of June 30, 2020 and December 31, 2019, respectively)	5,146	5,531
Operating lease liabilities, non-current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $66,696 and $68,509 as of June 30, 2020 and December 31, 2019, respectively)	70,402	71,012
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $8,855 and $9,167 as of June 30, 2020 and December 31, 2019, respectively)	10,732	11,034
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of $671 and $1,271 as of June 30, 2020 and December 31, 2019, respectively)	2,715	3,384
Total liabilities	216,888	219,377

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands of U.S. dollars)

	As of
	June 30, 2020	December 31, 2019
Mezzanine equity
Redeemable non-controlling interests	8,925	8,801

Equity
Ordinary shares	29	29
Treasury stock	(11,116)	(12,000)
Additional paid-in capital	140,569	139,843
Statutory reserve	4,060	4,060
Accumulated other comprehensive (loss) income	(1,277)	141
Accumulated deficit	(73,430)	(33,553)
Total RYB Education, Inc. shareholders’ equity	58,835	98,520
Non-controlling interest	2,974	9,396
Total equity	61,809	107,916
Total liabilities, mezzanine equity and total equity	287,622	336,094

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net revenues:
Services	11,596	48,186	28,388	80,029
Products	1,175	5,365	1,702	7,786
Total net revenues	12,771	53,551	30,090	87,815
Cost of revenues:
Services	21,758	38,840	50,413	70,036
Products	557	2,779	813	4,009
Total cost of revenues	22,315	41,619	51,226	74,045
Gross (loss) profit	(9,544)	11,932	(21,136)	13,770

Operating expenses
Selling expenses	124	733	356	1,283
General and administrative	5,277	5,878	11,088	11,201
Impairment loss on goodwill	—	—	8,454	—
Total operating expenses	5,401	6,611	19,898	12,484

Operating (loss) income	(14,945)	5,321	(41,034)	1,286
Interest income	136	355	185	560
Government subsidy income	1,742	95	1,887	220
Gain(loss) on disposal of subsidiaries	48	(416)	48	281

(Loss) income before income taxes	(13,019)	5,355	(38,914)	2,347
Less: Income tax expenses	566	1,798	4,788	1,361

(Loss) income before loss in equity method investments	(13,585)	3,557	(43,702)	986
Loss from equity method investments	(116)	(183)	(2,009)	(296)

Net (loss) income	(13,701)	3,374	(45,711)	690
Less: Net (loss) income attributable to non-controlling interest	(854)	431	(6,247)	239
Less: Decrease in redeemable non-controlling interests	—	—	—	(143)

Net (loss) income attributable to ordinary shareholders of RYB Education, Inc.	(12,847)	2,943	(39,464)	594

Net (loss) income per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	(0.46)	0.11	(1.43)	0.02
Diluted	(0.46)	0.10	(1.43)	0.02
Net (loss) income per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	(0.46)	0.11	(1.43)	0.02
Diluted	(0.46)	0.10	(1.43)	0.02

Weighted average shares used in calculating net (loss) income per ordinary share
Basic	27,694,997	27,904,877	27,688,253	28,466,197
Diluted	27,694,997	29,239,156	27,688,253	29,813,542

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net (loss) income	(13,701)	3,374	(45,711)	690
Other comprehensive loss, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(256)	(178)	(1,765)	(241)
Total comprehensive (loss) income	(13,957)	3,196	(47,476)	449
Less: Comprehensive (loss) income attributable to non-controlling interest	(711)	319	(6,595)	276

Comprehensive (loss) income attributable to RYB Education, Inc.	(13,246)	2,877	(40,881)	173

Note 1: Each ADS represents one Class A ordinary share.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019

Operating (loss) income	(14,945)	5,321	(41,034)	1,286
Share-based compensation expenses	810	964	1,610	2,261
Adjusted operating (loss) income	(14,135)	6,285	(39,424)	3,547

Net (loss) income attributable to ordinary shareholders of RYB Education, Inc.	(12,847)	2,943	(39,464)	594
Share-based compensation expenses	810	964	1,610	2,261
(Decrease) in redeemable non-controlling interests	—	—	—	(143)
Adjusted net (loss) income attributable to ordinary shareholders of RYB Education, Inc.	(12,037)	3,907	(37,854)	2,712

Net (loss) income	(13,701)	3,374	(45,711)	690
Add: Income tax expense	566	1,798	4,788	1,361
Depreciation of property, plant and equipment, and amortization of intangible assets	2,968	3,027	6,004	5,468
EBITDA	(10,167)	8,199	(34,919)	7,519
Share-based compensation expenses	810	964	1,610	2,261
Adjusted EBITDA	(9,357)	9,163	(33,309)	9,780

Net (loss)income per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	(0.46)	0.11	(1.43)	0.02
Net (loss) income per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	(0.46)	0.10	(1.43)	0.02

Adjusted net (loss)income per ADS attributable to ordinary shareholders of RYB Education Inc.- Basic (Note1)	(0.43)	0.14	(1.37)	0.10
Adjusted net (loss) income per ADS attributable to ordinary shareholders of RYB Education Inc.- Diluted (Note1)	(0.43)	0.13	(1.37)	0.09

Weighted average shares used in calculating basic net (loss) income per ADS(Note1)	27,694,997	27,904,877	27,688,253	28,466,197
Weighted average shares used in calculating diluted net (loss) income per ADS(Note1)	27,694,997	29,239,156	27,688,253	29,813,542

Adjusted net (loss) income per share- Basic	(0.43)	0.14	(1.37)	0.10
Adjusted net (loss) income per share- Diluted	(0.43)	0.13	(1.37)	0.09

Note 1: Each ADS represents one Class A ordinary share.